December 19, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Thunder Mountain Gold, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 25, 2011

File No. 001-08429

Dear Ms. Jenkins:

As you requested in your electronically transmitted letter to Thunder Mountain Gold, Inc. (the “Company”), dated November 18, 2011, I have outlined below the Company’s responses, with each response keyed to the comments:

Form 10-K for the Year Ended December 31, 2010

General

1.

We note that your website refers to or uses the terms “measured,” “indicated,” or “inferred,” resources. If you continue to make references on your website or press releases to reserve measures other then those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website:  http://www.sec.gov/edgar.shtml.

Ms. Tia L. Jenkins

December 19, 2011

Tell us where you have positioned this cautionary language on your website.

As requested by Staff, the Company has added the recommended language to its website at http://www.thundermountaingold.com/s/StockInfo.asp,.

Item 2. – Description of Properties page 7

2.

We note you disclose historical resources and 43-101 compliant resources throughout your filing. The provisions in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally limit the disclosure of mineralization to proven and probable reserves in filings with the SEC. Therefore, as your location of incorporation is Nevada, it appears that you should remove all of the mineral resource disclosures and associated values from your filing as these do not constitute proven or probable reserves.

As requested by Staff, the Company has removed these disclosures.

3.

Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

•

The nature of your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of rights or claims such a placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•

The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

•

The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with the paragraph (b)(2) of Industry Guide 7.

Ms. Tia L. Jenkins

December 19, 2011

The Registrant has made the suggested disclosure changes as to its properties and operations on the following pages: (i)  South Mountain, pp 8–14, and p. 26 as to specific leases and terms; (ii)  Trout Creek, pp 14–17; and  (iii) Clover Mountain, pp. 17–18.  The Company has removed all properties that Management believes are not material at this time.

4.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•

The location and means of access to your property, including the modes of transportation utilized to and from the property.

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:  www.sec.gov/aout/forms/industryguies.pdf

As requested, the Company has made the suggested disclosures as to its properties and operations on the following pages:  (i)  South Mountain, pp. 8–14; (ii)  Trout Creek, pp 14–17; and, (iii)  Clover Mountain, pp 17–18.  The Company has removed discussion of properties that Management believes are not material.

5.

Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Ms. Tia L. Jenkins

December 19, 2011

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work and disclose their qualifications.

As requested by Staff, the Company has made the suggested disclosures as to its properties and operations on the following pages:  (i) South Mountain, pp. 8–14; (ii) Trout Creek, pp 14–17; and, (iii) Clover Mountain, pp 17–18.  The Company has removed discussion of properties that Management believes are not material.

6.

In an appropriate location of your filing please provide a short summary of the permits and/or operational plans required to perform exploration, development, and production activities on your properties.

As requested by Staff, the Company has made the suggested disclosures as to its properties and operations on the following pages and paragraphs: (i) South Mountain, p. 14, paragraph 4; Trout Creek, p. 16, last paragraph; and, (iii) Clover Mountain, p. 18, paragraph 5

Please contact me if you require any further information.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

                 /s/ Charles A. Cleveland

By:

 Charles A. Cleveland

CAC:cw

Enclosures

cc: Thunder Mountain Gold, Inc..